UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2015

C&J ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35255	20-5673219
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3990 Rogerdale Rd Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 325-6000

Not Applicable.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 1 to the Separation Agreement

On June 25, 2014, Nabors Industries Ltd., a Bermuda exempted company (“Nabors”), and Nabors Red Lion Limited, a Bermuda exempted company and a subsidiary of Nabors (“Red Lion”), entered into a Separation Agreement (the “Separation Agreement”) pursuant to which, prior to the Merger (as defined below), Nabors will undergo a restructuring to separate Nabors’ completion and production services businesses in the U.S. and Canada (the “C&P Business”) from the other business of Nabors, as a result of which Red Lion will own solely the C&P Business (the “Separation”). On February 6, 2015, Nabors and Red Lion, with the consent of C&J Energy Services, Inc., a Delaware corporation (“C&J”), entered into Amendment No. 1 to the Separation Agreement (the “Separation Agreement Amendment”). The Separation Agreement Amendment provides for a $250 million reduction in the cash payment to be made by subsidiaries of Red Lion to Nabors in connection with the closing of the Merger. Accordingly, upon the closing of the Merger, Nabors will receive total consideration comprised of approximately $688 million in cash and approximately 62.5 million Red Lion common shares. At Closing the authorized share capital of Red Lion would consist of 750 million common shares and 50 million preferred shares.

The foregoing description of the Separation Agreement Amendment and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Amendment No. 1 to the Merger Agreement

On June 25, 2014, C&J entered into a definitive merger agreement (the “Merger Agreement”) with Nabors and Red Lion, pursuant to which, subject to the terms and conditions thereof, a wholly owned subsidiary of Red Lion (“Merger Sub”) will merge with and into C&J with C&J surviving as a wholly owned subsidiary of Red Lion (the “Merger”). On February 6, 2015, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”). The Merger Agreement Amendment revises the descriptions of the opinions to be delivered by each of Nabors’ and C&J’s respective tax advisors in connection with the closing of the Merger. The tax opinion to be delivered to Nabors will be required to state that the distribution of Nabors Completion & Production Services Co. by Nabors International Finance Inc. to Nabors Blue Shield Ltd. is subject to the possible application of Section 355(d) of the Internal Revenue Code (the “Code”). The tax opinion to be delivered to C&J will be required to state that it is more likely than not that (i) the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and (ii) Red Lion qualifies as a corporation under Section 367(a) of the Code with respect to each transfer of property in connection with the Merger (with certain exceptions). Additionally, the Merger Agreement Amendment provides that if Nabors fails to deliver certain required financial information to C&J on or before the close of business on March 3, 2015, Nabors will not be entitled to recover a $65 million termination fee in the event C&J’s financing arrangements are not available to close the Merger. Finally, the Merger Agreement Amendment requires C&J to request each person treated as a “5-percent transferee shareholder” (as defined in the Treasury Regulations) enter into a “gain recognition agreement” (as defined in the Treasury Regulations) following the closing of the Merger.

The foregoing description of the Merger Agreement Amendment and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreement which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

Item 8.01	Other Events.

On February 9, 2015, C&J issued a press release announcing the execution of the Separation Agreement Amendment and the Merger Agreement Amendment. The full text of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, Red Lion has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary prospectus of Red Lion and a preliminary proxy statement of C&J. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Merger. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this Current Report and the materials furnished as exhibits herewith may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These include statements regarding the effects of the Merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the Merger (including its benefits, results, effects and timing), the attributes of the Merger and C&J as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and C&J, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the Merger; the risk that the conditions to the closing of the Merger are not satisfied; the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; uncertainties as to the timing of the Merger; competitive responses to the Merger; costs and difficulties related to the integration of C&J’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the Merger; unexpected costs, charges or expenses resulting from the Merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the Merger; and any changes in general economic and/or industry specific conditions.

Nabors and C&J caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and C&J’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, C&J, the Merger or other matters attributable to Nabors and C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor C&J undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

10.1	Amendment No. 1 to the Separation Agreement, dated as of February 6, 2015, by and between Nabors Industries Ltd. and Nabors Red Lion Limited

10.2	Amendment No. 1 to the Merger Agreement, dated as of February 6, 2015, by and between C&J Energy Services, Inc., Nabors Industries Ltd., Nabors Red Lion Limited, CJ Holding Co. and Nabors CJ Merger Co.

99.1	Press Release dated February 9, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C&J ENERGY SERVICES, INC.
(Registrant)

Dated: February 9, 2015	By:	/s/ Theodore R. Moore
Theodore R. Moore
Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Amendment No. 1 to the Separation Agreement, dated as of February 6, 2015, by and between Nabors Industries Ltd. and Nabors Red Lion Limited

10.2	Amendment No. 1 to the Merger Agreement, dated as of February 6, 2015, by and between C&J Energy Services, Inc., Nabors Industries Ltd., Nabors Red Lion Limited, CJ Holding Co. and Nabors CJ Merger Co.

99.1	Press Release dated February 9, 2015